A2Z Technologies Canada Provides Update on Life Saving Automotive Innovations: FTICS

TEL AVIV, ISRAEL / ACCESSWIRE / January 16, 2020 / A2Z Technologies Canada Corp., ("A2Z" or the "Company") (TSXV:AZ), a pioneer in military robotics and innovation in the automotive industry, today announced the filing of an additional technology patent as it continues the development of the Fuel Tank Inertia Capsule System (FTICS), and is aiming for installations to commence in 2020 to help save lives in the event of fires from vehicle collisions.

The FTICS is a patented 3-part system that deploys in the event of a vehicle collision. On collision, the FTICS releases a proprietary chemical mixture into the gas tank, neutralizing the contents rendering them inert and non-flammable. The gas tank is also isolated to ensure none of the contents leak. The final component of the FTICS system forces all the oxygen out of the gas tank to further limit the possibility of fire.

The FTICS requires no additional sensors as it is triggered by the same sensors that trigger the deployment of the vehicle's airbag.

An in-depth video on how the FTICS works can be found here: Click Here

Mr. Bentsur Joseph, CEO of A2Z, highlights, "A2Z is a tier-one approved supplier to the Israeli Ministry of Defense. Our certifications and qualifications are second to none, and it is hard to describe just how excited we are about bringing this technology to mass markets. We look forward to bridging this last safety frontier and helping keep passengers and first responders safer in the event of life threatening vehicle collisions. We hope to save many lives and bring our shareholders healthy profits in the process. The FTICS is good for the world, the environment, and for our shareholders as well."

According to the NFPA, for the five year period from 2014 to 2018, an estimated 864,000 highway vehicle fires occurred in the United States that resulted in 1925 civilian deaths and ~US$6.45B in property damage. The Fuel Tank Inertia Capsule System (FTICS) takes technology developed for military vehicles and looks to solve the problem of collision-related vehicle fires for non-military markets.

About A2Z

A2Z Technologies Canada Corp. is an innovative technology company based out of Israel, specializing in military technology and expanding into the civilian markets. A2Z has been operating for over 30 years and has a client base with 75 recurring clients, including the Israel Defense Forces, Security Forces, and Ministry of Defence among others. A2Z plans to leverage their cash flow-generating core-business to expand into the civilian robotics and automobile markets.

For more information regarding A2Z, please visit the Company's website atwww.a2zas.com.
Twitter: @A2Z_Advanced

On Behalf of the Board,
Bentsur Joseph, CEO

Investor Relations Contact
Trenton Kwan, KIN Communications
Toll Free: 1-866-684-6730
az@kincommunications.com

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SOURCE: A2Z Technologies Canada Corp.